UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

Niklas Bjorkqvist

Intentia International AB

Vendevagen 89

Box 596 SE-182 15 Danderyd, Sweden

+46-08-5552 5000

with a copy to

Steve L. Camahort

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

(415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) INTENTIA INTERNATIONAL AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SWEDEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,967,320(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,967,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34(2)

14.	Type of Reporting Person (See Instructions) CO

(1) No shares of common stock, par value $0.01 per share, of Lawson Software, Inc., have been purchased, directly or indirectly, by the Reporting Person.  Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to irrevocable undertakings and lock-up agreements between Intentia International AB and certain stockholders of Lawson Software, Inc. (discussed in Items 3-5 below), which were entered into in connection with a transaction agreement (as described in Item 4 of this Schedule 13D) between Intentia International AB and Lawson Software, Inc. (discussed in Items 3-5 below).  Reporting Person expressly disclaims beneficial ownership of any of the shares reported herein.

(2) Based on the number of shares of Lawson Software, Inc. common stock outstanding as of June 2, 2005 (as represented by Lawson Software, Inc.).

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by the undersigned to amend and supplement the Schedule 13D, dated June 8, 2005 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Lawson Software, Inc., a Delaware corporation (the “Issuer”).  Except as expressly provided herein, all items in the Schedule 13D remain unchanged.  Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to delete the last sentence of the third paragraph thereof, and to replace such deleted text with the following:

“The Lock-Up Agreement was signed on November 21, 2005.  The descriptions contained in this Item 4 of the terms of the Lock-Up Agreement are qualified in their entirety by reference to the full text of the Lock-Up Agreement, a copy of which is incorporated by reference into this Amendment No. 1 as Exhibit 4 and is hereby incorporated herein by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following at the end thereof:

The information provided in Item 4 of Amendment No. 1 is incorporated herein by reference. The descriptions herein of the Lock-Up Agreement are qualified in their entirety by reference to such document, a copy of which is attached hereto as Exhibit 4.

Item 7.	Material to Be Filed as Exhibits

The following document is to be filed as an exhibit:

4.             Form of Lock-Up Agreement, dated November 21, 2005, between Intentia International AB, Lawson Software Inc. and Richard Lawson, Symphony Technology Group, LLC and Tennenbaum Capital Partners, LLC (hereby incorporated by reference from Annex E to the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4 filed by Lawson Holdings, Inc. on November 21, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2005
Date
/s/ NIKLAS BJORKQVIST
Signature
Niklas Bjorkqvist General Counsel
Name/Title